July 20, 2020

Peak Positioning Technologies Inc.

550 Sherbrooke Street West, Suite 250-A
Montréal, Québec H3A 1B9

Subject:	Peak Positioning Technologies Inc.
Consolidated Common Shares
CUSIP / ISIN 70469M207 / CA70469M2076

Dear Sirs,

We wish to confirm that AST Trust Company (Canada) is the duly appointed Transfer Agent and Registrar for the Common Shares of Peak Positioning Technologies Inc. in the city of Montreal and Co-Transfer Agent in the city of Toronto.

We further confirm that we are in a position to process transfers and to make prompt delivery of share certificates with no fee to presentors for transfers.

We trust the above to be to your satisfaction.

Sincerely,

Cindy Harrett
Relationship Manager
902-420-3821

CH/